SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)
Amendment No. 4

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

THERMOENERGY CORP
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

883906406
 (CUSIP Number)

10 March 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 12 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406               13G                    Page 2 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER

                          1,055,685                      Common Stock Shares
  3,642,355                      As converted Warrants
  2,387,064                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                     1,055,685                      Common Stock Shares
 3,642,355                      As converted Warrants
 2,387,064                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
9.8%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 883906406               13G                    Page 3 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER

                    1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER

                    1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
9.8%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 4 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES    ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
1,947,886                      Common Stock Shares
7,205,251                      As converted Warrants
4,774,128                      As converted Series B Pfd Shares
OWNED BY __________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING    _________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER

                    1,947,886                      Common Stock Shares
7,205,251                      As converted Warrants
4,774,128                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    1,947,886                      Common Stock Shares
7,205,251                      As converted Warrants
4,774,128                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
19.2%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 5 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER

500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER

3,003,571                      Common Stock Shares
11,347,607                    As converted Warrants
7,596,853                      As converted Series B Pfd Shares
OWNED BY ___________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER

500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER

                    3,003,571                      Common Stock Shares
11,347,607                    As converted Warrants
7,596,853                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                    3,003,571                      Common Stock Shares
11,347,607                    As converted Warrants
7,596,853                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
30.3%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406              13G                    Page 6 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER

                     500,000                      As converted Warrants
     435,660                      As converted Series B Pfd Shares
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER

                     3,003,571                      Common Stock Shares
   11,347,607                      As converted Warrants
     7,596,853                      As converted Series B Pfd Shares
OWNED BY ___________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER

                     500,000                      As converted Warrants
     435,660                      As converted Series B Pfd Shares
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER

                     3,003,571                      Common Stock Shares
                       11,347,607                     As converted Warrants
7,596,853                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

                     3,003,571                      Common Stock Shares
11,347,607                    As converted Warrants
7,596,853                      As converted Series B Pfd Shares
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
30.3%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 7 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is THERMOENERGY CORP (the “Company”).

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located 124 West Capitol Avenue, Suite 880, Little Rock, AR  72201.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)
Empire Capital Partners, LP, a Delaware limited partnership (“Empire Capital”), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company (“Empire GP”), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital;

(iii)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital Partners, LTD (the “Empire Overseas Fund”), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund, LP (the “Charter Oak Funds”) and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”);

(iv)
Mr. Scott A. Fine (“Mr. Fine”), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares and directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund; and

(v)
Mr. Peter J. Richards (“Mr. Richards”), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 883906406               13G                    Page 8 of 12 Pages

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Messrs. Fine and Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock $0.001 par value (the “Common Stock”)

Item 2(e).  CUSIP Number:   883906406

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 883906406               13G                    Page 9 of 12 Pages

Item 4.   Ownership.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned:
                    1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
 (b) Percent of class:                                            9.8%

The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 53,454,293 shares of Common Stock issued and outstanding as of September 30, 2009 as reflected in the Company's Form 10-Q filed on December 23, 2009 (ii) the 7,593,840additional shares of Common Stock deemed to be outstanding resulting from the 10-for-1 conversion ratio attributed to Series B shares conversion to Common Stock by Empire Capital, Empire Management and Mr. Fine/Mr. Richards and (iii) the 11,847,607 additional shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned by Empire Capital, Empire Management and Mr. Fine/Mr. Richards within 60 days upon exercise or conversion of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d03(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.
.
 (c)            (i) Sole power to vote or direct the vote:             -0-
(ii) Shared power to vote or direct the vote:
1,055,685                      Common Stock Shares
3,642,355                      As converted Warrants
2,387,064                      As converted Series B Pfd Shares
 (iii) Sole power to dispose or direct the disposition:               -0-
(iv) Shared power to dispose or direct the disposition:          7,085,104

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Warrants and/or Preferred Shares beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock and/or Warrants and/or Preferred Shares.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

B.           Empire Management
(a) Amount beneficially owned:
        1,947,886                      Common Stock Shares
        7,205,251                      As converted Warrants
        4,774,128                      As converted Series B Pfd Shares
(b) Percent of class:                                            19.2%
(c) (i) Sole power to vote or direct the vote:    -0-
(ii) Shared power to vote or direct the vote:
        1,947,886                      Common Stock Shares
        7,205,251                      As converted Warrants
        4,774,128                      As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:         -0-
(iv) Shared power to dispose or direct the disposition:    13,927,266

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants and/or Preferred Shares beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock and/or Warrants and/or Preferred Shares.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

C.           Scott A. Fine
(a) Amount beneficially owned:
    3,003,571                     Common Stock Shares
    11,347,607                   As converted Warrants
    7,596,853                     As converted Series B Pfd Shares
(b) Percent of class:                                                      30.3%
(c) (i) Sole power to vote or direct the vote:
    500,000                      As converted Warrants
    435,660                      As converted Series B Pfd Shares
(ii) Shared power to vote or direct the vote:
    3,003,571                     Common Stock Shares
    11,347,607                   As converted Warrants
    7,596,853                     As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:
    500,000                      As converted Warrants
    435,660                      As converted Series B Pfd Shares
(iv) Shared power to dispose or direct the disposition:             21,948,030

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

CUSIP No. 883906406               13G                    Page 10 of 12 Pages

D.           Peter J. Richards
(a) Amount beneficially owned:
3,003,571                      Common Stock Shares
11,347,607                     As converted Warrants
7,596,853                       As converted Series B Pfd Shares
(b) Percent of class:                                                       30.3%
(c) (i) Sole power to vote or direct the vote:
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
(ii) Shared power to vote or direct the vote:
3,003,571                      Common Stock Shares
11,347,607                     As converted Warrants
7,596,853                     As converted Series B Pfd Shares
(iii) Sole power to dispose or direct the disposition:
500,000                      As converted Warrants
435,660                      As converted Series B Pfd Shares
(iv) Shared power to dispose or direct the disposition:        21,948,030

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

On or about September 28, 2009, Empire Capital, the Empire Overseas Fund and the Enhanced Fund entered into an 8% Secured Convertible Promissory Note in the amount of $133,333, respectively (collectively, the “New Notes”). In connection with the issuance of the 8% Secured Convertible Promissory Notes, the Original Notes (dated April 24, 2009) were amended and restated to the terms of the new 8% Secured Convertible Promissory Notes. The Original Note participants were: Empire Capital, Empire Overseas Fund, Enhanced Fund, Scott Fine (individually) and Peter Richards (individually), each in the amount of $100,000 (collectively the “Original Notes”). The Notes bear interest at the rate of 8% per annum and become due and payable on the earlier to occur of (i) the closing of the Second Tranche of the Series B Convertible Preferred Stock financing contemplated by that certain Term Sheet dated September 16, 2009 and executed by the Investors (the “Financing”) or (ii) December 31, 2010. Upon the closing of the Second Tranche of the Financing, the entire outstanding principal amount of the Notes, plus any accrued and unpaid interest thereon, shall convert automatically into the securities to be issued in the Financing (the “Financing Securities”) at the price per share at which such Financing Securities will be issued in the Financing.   In connection with the issuance of the New Notes, on September 28, 2009 Empire Capital, the Empire Overseas Fund and the Enhanced Fund each received Common Stock Purchase Warrants (the “Warrants”) entitling each entity to purchase, at a purchase price of $0.50 per share (subject to adjustment for certain extraordinary corporate events as set forth in the Warrant, the “Exercise Price”), 533,332 shares of Common Stock. The Warrants may be exercised at any time on or before September 30, 2014, subject to the Company’s right to accelerate the expiration date in the event the closing price for the Common Stock exceeds $0.78 per share (200% of the closing price on September 28, 2009) for a period of 30 consecutive trading days. The Warrants contain other conventional terms, including provisions for adjustment in the Exercise Price and/or the securities issuable upon exercise in the event of certain specified extraordinary corporate events, such as stock splits, combinations and stock dividends.   In connection with the amendment of the Original Notes, on September 28, 2009 the Company amended the following outstanding Common Stock Purchase Warrants that had been issued in connection with the issuance of such Original Notes, in order to reduce the exercise price thereof to $0.50 per share: Empire Capital; the Empire Overseas Fund, the Enhanced Fund, Scott Fine and Peter Richards (500,000 shares respectively). The reduction in exercise price did not affect the number of shares of the Common Stock issuable upon exercise of such outstanding warrants.

On or about November 19, 2009, Empire Capital, the Empire Overseas Fund and the Enhanced Fund each entered into a Securities Purchase Agreement (the “SPA”) whereby each acquired, respectively, 141,484 Series B Convertible Preferred shares of the Company in exchange for the cancellation of the principal and accrued and unpaid interest on their Original Notes and New Note (as defined above). In addition, Empire Capital, the Empire Overseas Fund and the Enhanced Fund each subscribed an additional $100,000 in cash to the Second Tranche of the Financing and in return, each received Warrants currently exercisable into 400,000 Common Stock shares of the Company at an exercise price of $0.50 per share. Mr. Fine and Mr. Richards also entered into the SPA and in exchange for the cancellation of the principal and accrued and unpaid interest on each individual's Original Note, Mr. Fine and Mr. Richards each received 43,566 Series B Convertible Preferred shares of the Company. Neither Mr. Fine nor Mr. Richards subscribed additional cash in connection with Second Tranche of the Financing.  Each Series B Convertible Preferred share of the Company has a stated value of $2.40 and is convertible, at any time at the option of the Reporting Persons, into ten (10) shares of the Company's Common Stock, par value $0.001 per share, resulting in an effective purchase price of $0.24 per share of Common Stock. The Warrants may be exercised, at an exercise price of $0.50, at any time on or before November 30, 2014, subject to the Company's right to accelerate the expiration date in the event the closing price for the Common Stock exceeds $0.60 per share (200% of the closing price on November 19, 2009) for a period of 30 consecutive trading days. The Warrants contain other conventional terms, including provisions for adjustment in the Exercise Price and/or the securities issuable upon exercise in the event of certain specified extraordinary corporate events, such as stock splits, combinations, and stock dividends.   The SPA provides that Empire Capital, the Empire Overseas Fund and the Enhanced Fund will purchase additional shares of the Company's Series B Convertible Preferred Stock and additional Warrants at two subsequent closings upon the satisfaction of certain conditions set forth in the SPA. The SPA also grants to all Reporting Persons a right of first refusal to participate in any subsequent financing of the Company prior to November 19, 2011 (subject to certain conventional exceptions) in order to permit the Reporting Persons to maintain their fully-diluted ownership interest in the Company's Common Stock. The form of the SPA and Warrant can be viewed as Exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on November 24, 2009.

On or about March 10, 2010, Empire Capital, the Empire Overseas Fund and the Enhanced Fund each entered into a Bridge Loan Agreement with the Company, effective March 1, 2010.  The Bridge Loan Agreement provides the Company with cash for their operations prior to the satisfaction of the Third and Fourth Tranche conditions in that certain SPA dated November 19, 2009.  The Bridge Loan Agreement contains a provision whereby in the event an investor makes an “advance” to the Company, the number of Warrant Shares issuable at the Third or Fourth Tranche Closing shall be increased by a factor of 25%, resulting in 250% Warrant coverage versus 200% Warrant coverage.  Empire Capital, the Empire Overseas Fund and the Enhanced Fund advanced funds by each entering into a 3% Secured Convertible Promissory Note (collectively, the “Bridge Notes”) in the amount of $233,333, respectively.  The Bridge Notes are due and payable on February 28, 2011 at the interest rate of 3% per annum (based on a 365-day year) and are convertible, at any time and from time to time, into shares of Common Stock of the Company at a price of $0.24 per share.  Pursuant to the Bridge Notes, each of Empire Capital, the Empire Overseas Fund and the Enhanced Fund received 41,667 Series B Convertible Preferred shares of the Company and Warrants currently exercisable into 833,333 Common Stock shares (for the $100,000 Third Tranche advance) and 55,555 Series B Convertible Preferred shares of the Company and Warrants currently exercisable into 1,111,108 Common Stock shares (for the $133,333 Fourth Tranche advance).  Each Series B Convertible Preferred share of the Company has a stated value of $2.40 and is convertible, at any time at the option of the Reporting Persons, into ten (10) shares of the Company's Common Stock, par value $0.001 per share, resulting in the effective purchase price of $0.24 per share of Common Stock.  The exercise price for the Warrants issued to Empire Capital, the Empire Overseas Fund and the Enhanced Fund at the Third and Fourth Tranche Closings for the surrender of the Bridge Notes is $0.30 per share.  The Bridge Notes contain other conventional provisions, including for the acceleration of repayment obligations upon certain specific Events of Default.  In addition, pursuant to a Security Agreement also effective March 1, 2010, each of Empire Capital, the Empire Overseas Fund and the Enhanced Fund was granted a security interest in all the assets of the Company (excluding only the shares of capital stock of the specific subsidiary, CASTion Corporation, to which no interest was granted).

In connection with the foregoing, Empire Capital has the power to dispose of and the power to vote the shares of Common Stock, Preferred Shares and/or Warrants beneficially owned by it, which power may be exercised by its general partner, Empire GP. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

CUSIP No. 883906406               13G                    Page 11 of 12 Pages

Item 6 (continued)

The Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock, Preferred Shares and/or Warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Management. By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

Mr. Fine and Mr. Richards, as Members, direct the operations of Empire GP and Empire Management. Mr. Fine and Mr. Richards each have an interest in the Issuer by virtue of converted Warrants. In addition, by reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Stock, Preferred Shares and/or Warrants beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds. Each of Mr. Fine and Mr. Richards disclaim beneficial ownership of the shares of Common Stock, Preferred Shares and/or Warrants reflected in this filing, except to the extent of his individual sole ownership and with respect to any respective pecuniary interest in such securities pursuant to Section 13 of the Act.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 883906406               13G                    Page 12 of 12 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: 22 March 2010

                                    By:       /s/ Scott A. Fine
                                                 Scott A. Fine
              Individually and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

        By:   /s/ Peter J. Richards
                                                Peter J. Richards
             Individually and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.